Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Media Advisory - Oncolytics Biotech(R) Inc. to Present at BioPartnering
     North America

     CALGARY, Feb. 5 /CNW/ - Dr. Brad Thompson, President and CEO of
Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY), will present a corporate overview of the Company at the 7th Annual BioPartnering North America
Conference on Monday, February 9, 2009 at 4:30 p.m. PST. The event will be held at the Westin Bayshore Resort in Vancouver, B.C. from February 8-10,
2009.

     About BioPartnering North America

     Now in its seventh year, BioPartnering North America (BPN) offers excellent partnering opportunities for lifescience innovators and investors.
Hosted by LifeSciences British Columbia, BIOTECanada, and BioAlberta, BPN
annually attracts senior business development executives from around the globe. BPN offers a targeted approach to the best lifescience partnering opportunities.

     About Oncolytics Biotech Inc.

     Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics'
clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN(R), its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com

     The presentation time is subject to change. This release and the presentation related thereto contain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the
Company's control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN(R) as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The
Company does not undertake to update these forward-looking statements, except as required by applicable laws.

     %SEDAR: 00013081E          %CIK: 0001129928

     /For further information: For Canada: Oncolytics Biotech Inc., Cathy
Ward, 210, 1167 Kensington Cr NW, Calgary, Alberta, T2N 1X7, Tel: (403)
670-7377, Fax: (403) 283-0858, cathy.ward(at)oncolytics.ca; For Canada: The
Equicom Group, Nick Hurst, 325, 300 5th Ave. SW, Calgary, Alberta, T2P 3C4,
Tel: (403) 538-4845, Fax: (403) 237-6916, nhurst(at)equicomgroup.com; For United
States: The Investor Relations Group, Erika Moran, 11 Stone St, 3rd Floor, New
York, NY, 10004, Tel: (212) 825-3210, Fax: (212) 825-3229,
emoran(at)investorrelationsgroup.com/
     (ONC. ONCY)

CO:  Oncolytics Biotech Inc.

CNW 12:03e 05-FEB-09